UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

70932M107

(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 70932B 101	Schedule 13G	Page 2 of 7 Pages

1		Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) Stanford L. Kurland
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 774,858 (1)
	6	Shared Voting Power 8,450,685
	7	Sole Dispositive Power 774,858 (1)
	8	Shared Dispositive Power 8,450,685
9		Aggregate Amount Beneficially Owned by Each Reporting Person 9,225,543
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11		Percent of Class Represented by Amount in Row (9) 11.6% (2)
12		Type of Reporting Person (See Instructions) IN

(1)	Consists of 774,858 nonstatutory stock options to purchase shares of common stock of the Issuer that are or may become exercisable within 60 days of December 31, 2019.
(2)	The percentage calculation is based upon 78,515,047 shares of common stock of the Issuer outstanding as of December 31, 2019.

CUSIP NO. 70932M107	Schedule 13G	Page 3 of 7 Pages

1		Names of Reporting Persons: I.R.S. Identification Nos. of above person (entities only) Kurland Family Investments, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Citizenship or Place of Organization California
Number Of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 8,314,990
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,314,990
9		Aggregate Amount Beneficially Owned by Each Reporting Person 8,314,990
10		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
11		Percent of Class Represented by Amount in Row (9) 10.6% (1)
12		Type of Reporting Person (See Instructions) OO

(1)	The percentage calculation is based upon 78,515,047 shares of common stock of the Issuer outstanding as of December 31, 2019.

CUSIP NO. 70932M107	Schedule 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer
PennyMac Financial Services, Inc.

(b)	Address of Issuer's Principal Executive Offices
3043 Townsgate Road, Westlake Village, CA 91361

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed jointly by Kurland Family Investments, LLC (the “Family LLC”) and Stanford L. Kurland (“Mr. Kurland” and, together with the Family LLC, the “Reporting Persons”) pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  Mr. Kurland is the sole manager of the Family LLC and, in that capacity, may be deemed to be the beneficial owner of the 8,314,990 shares of common stock of the Issuer held by the Family LLC.  Mr. Kurland is also the co-trustee of the 1998 Kurland Family Revocable Trust (the “Family Trust”) and, in that capacity, may be deemed to be the beneficial owner of the 135,695 shares of common stock of the Issuer held by the Family Trust.  Mr. Kurland disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence
3043 Townsgate Road, Westlake Village, CA 91361

(c)	Citizenship
The Family LLC is a limited liability company organized under the laws of California and Mr. Kurland is a citizen of the United States.

(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share

(e)	CUSIP Number
70932M107

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Mr. Kurland

(a)	Amount Beneficially Owned:
9,225,543

CUSIP NO. 70932M107	Schedule 13G	Page 5 of 7 Pages

(b)	Percent of Class:
11.6% (1)

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote.
774,858 (2)

	(ii)	Shared power to vote or to direct the vote.
8,450,685 (3)

	(iii)	Sole power to dispose or to direct the disposition of.
774,858 (2)

	(iv)	Shared power to dispose or to direct the disposition of.
8,450,685 (3)

II.	The Family LLC

(a)	Amount Beneficially Owned:
8,314,990

(b)	Percent of Class:
10.6% (1)

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote.
0

(ii) Shared power to vote or to direct the vote.
8,314,990

(iii) Sole power to dispose or to direct the disposition of.
0

(iv) Shared power to dispose or to direct the disposition of.
8,314,990

(1)	The percentage calculation is based upon 78,515,047 shares of common stock of the Issuer outstanding as of December 31, 2019.
(2)	Consists of 774,858 nonstatutory stock options to purchase shares of common stock of the Issuer that are or may become exercisable within 60 days of December 31, 2019.
(3)	Consists of 8,314,990 shares of common stock of the Issuer held by the Family LLC and 135,695 shares of common stock of the Issuer held by the Family Trust.

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP NO. 70932M107	Schedule 13G	Page 6 of 7 Pages

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable.

Item 9.     Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

Not Applicable.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP NO. 70932M107	Schedule 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 2020

/s/ Stanford L. Kurland
Stanford L. Kurland

KURLAND FAMILY INVESTMENTS, LLC

By:	/s/ Stanford L. Kurland
Stanford L. Kurland, Manager